Exhibit 6.9

September 25, 2015

Attn:	Katie Dunn Wilson

Re:	Offer to join TVPage

Dear Katie:

Welcome to TVPage, Inc. ("TVPage")!  We are pleased to confirm our offer to have you join TVPage as Office Manager and Executive Assistant to the CEO, reporting to the CEO.

Your package will consist of the following:

Starting Base Salary - $50,000/Year

Stock Options. 25,000 Options (vested over a 4-year period). Your exercise price is $0.011 per share. All other Terms applicable to your Options are as set for the in the TVPage Stock Option Plan and as determined the Board of Directors of TVPage.

Healthcare. You will be entitled to participate in the TVPage healthcare plan with full self-coverage provided by TVPage.

You will become entitled to the Stock Options and Healthcare benefits after successful completion of a ninety-day trial period, at which point we will also review your base salary.

This letter sets forth our  entire agreement  and understanding  regarding the terms of your employment with TVPage and supersedes any prior representations or agreements,  whether  written or oral.  This letter may not be modified in any way except in writing signed by an officer of TVPage.

Please let us know of your decision to join TVPage by signing a copy of this offer letter and returning it to us not later than Monday, September 28, 2015. Your start date will be on September 28, 2015.

Your offer is contingent upon (1) completion of the TVPage Employment Application; (2) successful completion   of a routine background investigation   and references; (3) signing of the TVPage Proprietary Information and Inventions Agreement; and (4) signing of the TVPage Mutual Arbitration Agreement.

TVPage is an "at-will" employer. That means that both employees and TVPage have the right to terminate employment at any time, with or without advance notice, and with or without cause. Employees may also be demoted or disciplined and the terms of their employment may be altered at any time, with or without cause, at the discretion of TVPage. No one other than an officer of TVPage has the authority to alter this arrangement, to enter into an agreement for employment  for  a specified period of time, or to make any agreement contrary to this policy, and any such agreement must be in writing and must be signed by an officer of TVPage and by the affected employee.

You hereby represent that your employment with TVPage will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by you in confidence prior to becoming an employee of the company, and you will not use or disclose to the company, or induce the company to use or disclose, any confidential or proprietary information or material belonging to any previous employer or others, unless consented to in writing by such prior employer, person or entity and the company. You further agree to not bring onto the premises of TVPage any documents or any property belonging to any former employer or other person to whom you have an obligation of confidentiality, unless consented to in writing by such prior employer, person or entity and TVPage.

TVPage is an organization that maintains an outstanding reputation for exciting, innovative and quality products. Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the TVPage team.

Sincerely,

Allon Caidar, CEO

ACCEPTED AND AGREED:

/s/ Katie Wilson

SIGNATURE

DATED: 09/28/2015